August 22, 2008

VIA EDGAR AND FACSIMILE (202) 772-9366
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:	Vycor Medical, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed June 3, 2008
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated July 2, 2008, addressed to Mr. Kenneth Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 1 to Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Prospectus Cover Page

1.
We note your response to our prior comment 1 and we are unable to agree that this transaction is eligible to be made on a shelf basis under Rule 415(a)(l) Therefore if you are not eligible to conduct a primary offering on Form S-3, you should:

•	file a registration statement for the offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 41 5(a)(1)(x);
•	identify the selling shareholders as underwriters in the registration statement;
•	include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.

Response:

The Company has reduced the number of shares of common stock it is registering to well below the 1/3 limit of the Company’s public float.

2.
We note your response to our prior comment 2. We note your plan of distribution continues to discuss selling at market prices. Please revise your “Plan of Distribution” disclosure to disclose the fixed price of this offering.

Response:

Please see the revisions.

3.
We note your response to prior comment 5. We note you state you have received 510k “approval” of your product. As 510(k) is not an “approval” process, but rather a “clearance” process for products that are similar to existing products in the market, please revise so that your disclosure does not imply that your products are “approved” by the FDA.

Response:

Section 510(k) of the Food, Drug and Cosmetic Act requires those device manufacturers who must register to notify FDA their intent to market a medical device. This is known as Premarket Notification (PMN) or 510(k). Under 510(k), before a manufacturer can market a medical device in the United States, they must demonstrate to FDA’s satisfaction that it is substantially equivalent (as safe and effective) to a device already on the market. If FDA rules the device is "substantially equivalent," the manufacturer can market the device. This information can be found on the FDA’s website at www.fda.gov/cdrh/consumer/geninfo.html. We have amended the word “approval” to “clearance” as per your recommendation.

4.
We note your statement that you “need to maintain a good standing with the U.S. Food and Drug Administration as a device manufacturer.” You further state that this is “accomplished by clearing an audit by the US Food and Drug Administration.” As it appears that there are more requirements than only clearing an audit, either tell us the authority on which you rely for this statement or disclose the other FDA requirements applicable to your business and products.

Response:

The following is a list of necessary upfront and ongoing requirements for the USA, Europe and Canada for medical device manufacturers.

USA - We must comply with FDA requirements applicable to devices, including quality system requirements pertaining to all aspects of our product design and manufacturing process, such as requirements for packaging, labeling, record keeping, including complaint files, and corrective and preventive action related to product or process deficiencies. The FDA enforces its quality system requirements through periodic inspections of medical device manufacturing facilities. In addition, Medical Device Reports must be submitted to the FDA to report an event or information that reasonably suggests that a device may have caused or contributed to a death or serious injury. Medical device reports can result in agency action such as inspections, recalls, and patient/physician notifications, and are often the basis for agency enforcement actions. Because the reports are publicly available, they can also become the basis for private tort suits, including class actions.

Labeling and Advertising. The nature of marketing claims that the FDA will permit us to make in the labeling and advertising of our medical devices will be limited to those specified in an FDA approval and claims exceeding those that are approved will constitute a violation of the Federal Food, Drug, and Cosmetics Act. Violations of the Federal Food, Drug, and Cosmetics Act, Public Health Service Act or regulatory requirements at any time during the product development process, approval process, or after approval may result in agency enforcement actions, including voluntary or mandatory recall, license suspension or revocation, premarket approval withdrawal, seizure of products, fines, injunctions, and/or civil or criminal penalties. Any agency enforcement action could have a material adverse effect on us.

The advertising of our products will also be subject to regulation by the Federal Trade Commission, under the Federal Trade Commission Act (“FTC Act”). The FTC Act prohibits unfair methods of competition and unfair or deceptive acts in or affecting commerce. Violations of the FTC Act, such as failure to have substantiation for product claims, would subject us to a variety of enforcement actions, including compulsory process, cease and desist orders, and injunctions. Federal Trade Commission enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, and restitution. Violations of Federal Trade Commission enforcement orders can result in substantial fines or other penalties.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the Quality System Regulation, or QSR, for the manufacture of our products which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval. The FDA enforces the GMP and QSR through unannounced inspections. We and our third party manufacturers and suppliers will have to successfully complete such inspections. Failure by us or one of our suppliers, to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following enforcement actions:

•	warning letters or untitled letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	withdrawal or suspension of approval by the FDA or other regulatory bodies;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement or refund;

•	interruption of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.

If the FDA determines that our promotional materials, training or other activities constitutes promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Moreover, any modification to a device that has received FDA approval that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new approval from the FDA. If the FDA disagrees with any determination by us that new approval is not required, we may be required to cease marketing or to recall the modified product until we obtain approval. In addition, we could also be subject to significant regulatory fines or penalties.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or efficacy of our products, and we will be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR or GMP, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Further, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts our operations.

Europe - Compliance to European MDD requirements in quality system. Maintenance of Technical Files to ensure they are current. Creation of Technical Files or add products to Tech Files and CE marking for new products or models. European labeling requirements (including translation). Having an Authorized European Representative. Notification of adverse events (Vigilance reporting) or recalls to European Competent Authorities. Placing CE mark on labels.

Canada - Compliance to Canadian Medical Device Regulatory requirements in quality system. Having medical device licenses for all class 2, 3, and 4 medical devices. Establishment License if class 1 devices are distributed. Distribution agreements with Canadian distributors. Notification of adverse events (mandatory reports) and recalls to Health Canada. Renewing licenses annually. Amending existing licenses or submitting new licenses for new products/models.

Please see revisions.

5.	We reissue the second bullet point of prior comment 5. Please more specifically describe the hurdles that remain before you take your products to market.

Response:

Please see revisions in the “Business Overview” section.

Risk Factors, page 4

Risks Related to our Business, page 5

6.
We note your response to our prior comment 9. Please expand your risk factors to discuss your regulatory risks associated with FDA and EU regulation. For example, we note potential civil and criminal liability associated with violations of FDA related laws and regulations.

Response:

Noted. Please see revisions.

Our securities are not registered pursuant to Section 12..., page 11

7.
We note your response to our prior comment 8. Please clarify your disclosure in this risk factor to describe your current obligations and future intentions. We note your new disclosure states “we have not registered our securities pursuant to Section 12.” Please clarify, if true, that you do not intend to register pursuant section 12 in the future, not just that you have not done so as of the date of the prospectus. Also, we note your disclosure “our Section 15(d) reporting obligations have been suspended.” It is unclear how an obligation you never had has been “suspended.” Please revise accordingly.

Response:

Noted. Please see revisions.

Selected Consolidated Financial Data, page 13

8. Please revise the table to include data for the quarter ended March 31, 2008.

Response:

We have amended our disclosure to include a table for June 30, 2007 and June 30, 2008 selected financial data.

Management’s Discussion and Analysis, page 14

Overview, page 4

9.
We note your response to prior comment 12. The overview of MD&A is intended to describe those challenges management faces, and it appears you have significant design and manufacturing hurdles prior to commencement of sales. Please expand your disclosure here to describe the challenges you face prior to your being able to sell your products.

Response:

Noted. Please see our revisions.

Our Medical and Strategic Advisors. page 21

10.
We reissue our prior comment 18 which sought disclosure in your prospectus. For example, we do not see your disclosure regarding the terms of the consulting agreement and we do not see where you have specified the services each advisor provides to you.

Response:

Noted. We have summarized the terms of each consulting agreement for Drs. Kornel, Langer and O’Rourke and have attached them as exhibits. There are no consulting agreements with Mr. Magida and Mr. Guinta.

Please see added table for list of services.

11.	We reissue prior comment 19. Please file the consulting agreements as exhibits.

Response:

Please see additional exhibits no. 10.11, 10.12 and 10.13.

Our Products, page 23

12.	We note your response to prior comment 20.

•
Please tell us how the two statements you provide in your response support the statements you make about your product’s benefits. Please specifically address each of the bullet points you list in your disclosure. Also, please identify in your disclosure with specificity the comparable products which do not have the benefits that you describe your product as having.

•
Please provide your disclosure about the shortcomings as prominently as you have disclosed the benefits. For example, we note the two sentence paragraph at the end of this section, which is not as prominent as the second paragraph with bullet points describing the products benefits.

•	Please tell us where the two statements you cite in your response were originally published. Also, please tell us how you determined those statements were independent and objective.

If you are unable to provide independent objective support for these statement , it is unclear how it is appropriate to make such statements in your prospectus.

Response:

Please see the revisions. We have modified this section taking into account the SEC’s comments.

Manufacture, page 29

13.	We note your response to prior comment 21.

•
It remains unclear why your disclosure continues to reference eight products when you have only manufactured three. Please explain the relevance of your response describing Lacey’s responsibility to procure raw materials. Do you mean to say that you have 8 different types of products and only 3 could be manufactured because Lacey has not been able to provide the raw materials? Please clarify your disclosure.

•
We note your response that you could “only complete the design, fabrication and testing of “three products” due to “funding constraints.” Please clearly disclose these manufacturing limitations in this section of your prospectus. Also, please disclose the status of your contract with Lacey as disclosed in the risk factor on the top of page 6.

Response:

Please see revisions.

Competition, page 30

14.
We reissue prior comment 23. As you have received FDA clearance through the 510(k) procedure, your product should be substantially similar to existing products. The statements you make in this section regarding your product being a “quantum leap” and that it will become “the new standard of care” and your statements under the “Our Competitive Edge” heading do not appear to be supported by your response. Please revise your disclosure or provide independent, objective support for your claims and tell us how you are able to determine that there are no other companies investing significant resources in brain retractor technology.

Response:

Noted. Please see revisions.

Intellectual Property. page 31.

15.
We note your response to prior comment 25. Please disclose in this section the terms of the assignment agreements how you acquired your intellectual property and the relationship of the Sawmill Trust and Dr. Mangiardi.

Response:

Please see the revisions.

Government Regulations, page 31

16.
We reissue prior comment 26. Please provide disclosure describing the extensive and rigorous scope of the FDA’s statutory and regulatory requirements concerning your business and your medical device products and potential products. Please disclose the FDA regulatory requirements, including but a limited to discussion of:

•	Device classification information including Class I, Class II and Class III devices and a discussion of the 510(k) and PMA processes;
•	FDA registration and listing requirements;
•	Labeling requirements;
•	Advertising and promotion regulation;
•	Quality System Regulation and regulations regarding manufacturing of the device; and
•	Post-market reporting and record keeping requirements, including medical device reporting and reports of corrections or removals.

Also, please disclose how your failure to meet any of FDA’s requirements may subject you to the following regulatory actions: civil money penalties; administrative remedies; or legal remedies.

Response:

Please see revisions.

Securities Ownership of Certain Beneficial Owners and Management. page 37

17.
We reissue prior comment 28. Please identify the individuals who have beneficial ownership, meaning the voting and/or investment power as defined in Rule 3d-3(a), over the shares held by the entities in the table.

Response:

The individuals who have voting and/or investment power in Sawmill Trust, Regent Private Capital, LLC and Fountainhead Capital Management are set forth in the revised S-1.

18.
We note your response to prior comment 31. From your footnote disclosure it does not appear your calculation uses securities deemed outstanding pursuant to Rule 13d-3(d)(1) in accordance with Instruction 1 to Item 403 of Regulation S-K. Please revise or advise.

Response:

We have revised the amounts and percentages to be consistent with Rule 13d-3(d)(1)

Directors. Executive Officers, Promoters and Control Persons, page 38

19.
We note your response to prior comment 33. Please clearly describe each individual’s business experience during the past 5 years as requested by Item 401(e) of Regulation S-K. For example, we note your disclosure that Mr. Coviello was Chief Executive Officer at Hearing Innovations from August 2002 to November 2005 while he was also an officer at Misonix. Also, please clarify when Mr. Coviello commenced his employment with you. We note his employment agreement is dated January 1, 2006. Please describe any employment prior to his joining your company and after leaving Misonix and Hearing Innovations.

Response:

Please see amendments.

Certain Relationships and Related Party Transactions. page 42

20.
We note your response to prior comment 37. Please expand your disclosure regarding these transactions to provide the details of the transaction requested by Item 404(a) of Regulation S-K including, but not limited to, the related person’s interest in the transaction with the registrant and such person’s position(s) on relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction.

Response:

We have amended our disclosure to provide additional details regarding the transaction where the Company’s predecessor acquired certain intellectual property rights from the Sawmill Trust and have included a discussion of the relationship between certain parties and such transaction as required by Item 404.

Selling Stockholders, page 42

21.
We reissue prior comment 38. Please identify the individuals who have beneficia1 ownership, meaning the voting and/or investment power as defined in Rule 3d-3(a), over the shares held by the entities in the table.

Response:

We have amended our disclosure to include footnotes detaining the beneficial owners (as defined in Rule 13d-3) with respect to each entity included in the Selling Shareholder list.

22.
We note your response to prior comment 40. As it appears from your Part II disclosure that the additional 523,747 shares were issued to Concordia Financial Group on April 15, 2008, after the registration statement was filed, it is unclear how you believe you can include these shares in this registration statement. Please provide us your analysis as to why it is appropriate to register or remove these shares.

Response:

We have removed the Concordia Financial Group shares from the Selling Shareholder list.

23.
We note your response to prior comment 41. Please tell us how you determined the selling stockholders are not broker-dealers or affiliates of broker dealers For example, it appears a number of your selling stockholders have provided financial advisory services.

Response:

We have removed from the Selling Shareholder list all shareholders who provided any financial advisory services to the Company. The Selling Shareholders included on the list is limited to shareholders who either purchased their shares for cash directly from the Company or received their shares in exchange for the provision of non-financial-related scientific or technical advisory services.

24.	We note your response to prior comment 42. Please provide the requested disclosure in this section of the prospectus including the per-share price paid for each selling shareholder.

Response:

We have amended our disclosure to include an additional column stating the per-share price paid by each selling shareholder.

25.	We note your response to prior comment 44 which sought disclosure in your prospectus. Please provide the requested disclosure in your prospectus.

Response:

We have included a disclosure in the prospectus with respect to the shares underlying the Convertible Debentures held by Derek Johannson and Altcar Investments Ltd., which are being registered herein.

26.
We reissue prior comment 45. For example, please clearly disclose the dollar value of any payment in connection with the transaction that you have made or may be required to make to any selling shareholder, which includes interest payments. Please tell us where you have disclosed the interest payments to the selling stockholders. Also, please revise your response to the second bullet joint in prior comment 48 accordingly.

Response:

No amendment of the disclosure is required as no amounts were paid to any Selling Shareholder on account of interest.

27.
We note your response to our prior comment 50 which sought disclosure in your prospectus. Please disclose in this section the information provided in response to the first bullet point of comment 50 regarding your ability to make any required payments.

Response:

We have included a disclosure in the prospectus describing the Company’s intention and reasonable basis to believe that it will have the financial ability to make any required payments on the Convertible Debentures.

28.	We reissue prior comment 51 which sought disclosure in your prospectus and for you to file as exhibits these agreements.

Response:

We have amended our disclosure to insert a discussion relative to any agreements with any of the selling shareholders and have included such agreements as exhibits.

29.	We note your response to prior comment 52. Please disclose how you determined the number of shares you seek to register for those selling stockholders who are holders of convertible debentures.

Response:

We have included a disclosure in the prospectus detailing how the Company determined the number of shares it seeks to register in connection with the registration statement. Specifically, the Company undertook to register a number of shares which was less than 33 1/3% of the number of shares determined to be in the “float”. In this regard, the Company currently has 22,382,879 shares issued and outstanding, of which 15,353,763 shares are held by the Company’s founders. The remaining shares in the “float” therefore number 7,029,116. 33 1/3% of this number of shares is 2,343,039 shares. The Company viewed that number of shares as the maximum number of shares it could register within the guidelines of Rule 415. The Company therefore determined to register 2,100,000 shares as this number was well within such guidelines. In this regard, the Company endeavored to register shares issued in connection with investments in the Company by various investors dating back to 2006 and obtained waivers from registration commitments it had with respect to shares of common stock underlying the Convertible Debentures held by Regent Private Capital LLC and Fountainhead Capital Partners Limited pursuant to Section 6.1 of the Convertible Debenture Purchase Agreements with them in return for certain demand and “piggy-back” registration rights covering any unregistered common stock issuable under such ConvertibleDebentures.

Audited Financial Statements, page F-1 to F-14

30.	We note the restatements presented in the financial statements. Please label each column of the primary financial statements impacted by the restatements as “Restated”.

Response:

The appropriate columns of the financial statements have been corrected to included “RESTATED” where appropriate

Statement of Stockholder’s Deficiency, page F-5

31.
Your response to prior comment 58 did not address the comment. Please revise the filing to include a statement that reflects a roll-forward of members capital/stockholders’ equity from date-of-inception (June 5, 2005) through December 31, 2007, as required by paragraph 11 of SFAS 7.

Response:

The Statement of Stockholders’/Members’ equity has been corrected to reflect all transactions since the date of inception.

Note 3: Long-Term Debt, page F-9

32.
Please revise the table in this note to include a column showing the comparable amounts as of December 31, 2006. In addition, in light of the discussion in Note 4 and the table presented on page F-11, please revise to also disclose the face amounts of the notes and the amount of any unamortized discounts relating to each of the debt facilities, as applicable.

Response:

The table in the Note 3 to the Financial Statements for Long-Term Debt has been revised to reflect the balances as of December 31, 2006 and 2007. The table has also been revised to reflect the amount of any unamortized discounts on these debts.

33.	Revise to disclose the maturity date of the loan payable to Optimus Services LLC as well as the issuance date of each debt facility presented in the table.

Response:

The table in the Note 3 to the Financial Statements for Long-Term Debt has been revised to reflect both the issuance and maturity dates of each debt facility shown.

34.	We note that you issued convertible debt to David Solomon and Fountainhead Capital Partners. It appears from Note 4 that you may have also issued warrants and options as part of the agreements.

•
Please revise this note to include a summary of the significant terms of the convertible debt, including the date of issuance, the face value of the debt, the conversion terms, the number of warrants and options granted and to whom -  i.e., to the investors, to financial advisors, or to other parties.

•	It appears that the information currently presented in Note 4 would need to be revised and presented as part of this note.

•
Revise the note to also disclose how you accounted for each debt instrument at issuance, including the allocation of proceeds between the debt, any warrants, beneficial conversion features, or embedded derivatives requiring bifurcation pursuant to SFAS 133. Refer to APB 14, SFAS 133, SFAS 150 and EITF 00-19.

•
The table on page F-I I appears to indicate that you have bifurcated, fair valued and expensed the conversion option and the warrants and options related to your convertible debt. If true, please provide us the basis for Day-1 expensing of these instruments under US GAAP.

Response:

The issuance of convertible debt to David Salomon was in connection with the sale of 20 units of securities. Each unit contained a $15,000 convertible promissory note and 15,000 shares of the Company’s common stock. There were no warrants issued in connection with this security.

The issuance of convertible debt to Fountainhead Capital Partners included convertible promissory note in the amount of $172,500, warrants to purchase up to 4% of the of the members’ interests based on a company valuation of $10 million, and options to invest up to $1,850,000 in the form of a convertible debenture for a period of 2 years from the date of the original issuance. The option also contained warrants to purchase up to another 10% of the Company based on the aforementioned pro-forma valuation of $10 million. In addition, the debenture is senior to all other obligations and contains anti-dilution protection for the holder.

The Company determined that the conversion features of the assumed convertible debentures represent an embedded derivative since the debentures are convertible into a variable number of shares upon conversion. Accordingly, the assumed convertible debentures are not considered to be conventional debt under EITF 00-19 and the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability. The embedded derivative feature created by the variable conversion meets the criteria of SFAS 133 and EITF 00-19, and should be accounted for as a separate derivative.

We have revised Note 4 to reflect the accounting treatment of these convertible debentures.

We have revised the table on F-11 to reflect that the Company is now amortizing the fair value of the warrants related to its convertible debt over the terms of the warrants.

Note 5: Net Loss per Share

35.
Your response to prior comment 66 does not appear to have addressed the comment. Please include a note to present in a clear and concise manner the information required by paragraphs 64-85 and A240-242 of SFAS 123(R) relating to your share-based compensation arrangements and awards. Disclose the method and the significant assumptions used to estimate the fair value of each grant.

Response:

On January 23, 2008, the Company established the Vycor Medical, Inc. 2008 Employee, Director and Consultant Stock Plan (“Plan” or “the Plan”). The compensation cost that has been charged to operations for this plan was $0 in 2007 and $14,804 for the six months ended June 30, 2008. The Company has not recognized a tax benefit for these costs as the operations of the Company have yet to be profitable and it is more likely than not that these benefits will not be able to be utilized by the Company.

The Plan, which was approved by the Board on January 23, 2008, permits the delivery of shares not to exceed a number equal to the sum of (a) 10% of the total number of shares of Stock outstanding immediately following the Effective Time, assuming for this purpose the conversion into Stock of all outstanding securities that are convertible by their terms (directly or indirectly) into Stock and (b) the shares included in initial grants to Kenneth T. Coviello and Heather N. Jensen of options to purchase 1,000,000 shares in the aggregate. As of January 1 of each calendar year commencing with the year 2009, the maximum number of shares of Stock which may be delivered under the Plan shall automatically increase by a number sufficient to cause the number of shares of Stock covered by the Plan to equal 10% of the total number of shares of Stock then outstanding, assuming for this purpose the conversion into Stock of all outstanding securities that are convertible by their terms (directly or indirectly) into Stock.

The fair value of each option award is estimated on the date of the grant using the Black Scholes Pricing Model including a number of assumptions that are required for such valuation. Expected volatilities are based on implied volatilities from trading of the Company’s stock, historical volatility of the stock and other factors. The expected term of the options granted is derived from the output of the option valuation model and represents the period of time that the options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yields in effect at the time of the grant.

June 30, 2008
Expected volatility	16.7282%
Weighted average volatility	16.7282%
Expected dividends	-0-
Expected terms in years	6
Risk free rate	2.99%

A summary of the option activity under the Plan as of June 30, 2008 is as follows

Options	Shares	Weighted average exercise price	Weighted average remaining terms	Aggregate intrinsic Value
Outstanding at December 31, 2007	-0-	-0-	-0-	-0-
Granted	1,000,000	$0.135	410 Days	$80,100
Exercised	-0-	-0-	-0-	-0-
Forfeited or retired	-0-	-0-	-0-	-0-
Outstanding at June 30, 2008	1,000,000	$0.135	410 Days	$80,100
Exercisable at June 30, 2008	-0-	-0-	-0-	-0-

As of December 31, 2007 and June 30, 2008, there were no non-vested shares.

36.
In addition, similar to the information presented on pages 49-50 of the filing, please include a brief summary of each warrant and option grant during the reported periods. Disclose how you accounted for and classified each grant in your financial statements.

Response:

Warrants

We issued a warrant to Fountainhead Capital Partners Limited to purchase 50.22 Membership Units of the Company (now 805,931 shares of our shares of common stock) dated December 15, 2006 at $.50 per share. This warrant was determined to be an embedded derivative in connection with the related convertible debenture and was valued under the Black-Scholes Model. The fair value of the warrant was used to reduce the carrying value of the related debenture and the difference was recorded as a discount on the debenture. The discount and the fair value of the warrant are both being amortized over the expected life of the warrant.

On December 14, 2006, we entered into an Option Agreement with Fountainhead Capital Partners Limited which granted to Fountainhead Capital Partners Limited an option to invest up to $1,850,000 within three years from December 14, 2006 in exchange for up to 5,652,954 shares of our common stock and warrants to convert to 3,017,409 shares of our common stock. This option was determined to be an embedded derivative in connection with the related convertible debenture and was valued under the Black-Scholes Model. The fair value of the option was used to reduce the carrying value of the related debenture and the difference was recorded as a discount on the debenture. The discount and the fair value of the option are both being amortized over the expected life of the warrant

In consideration of Regent Private Capital, LLC agreeing to invest $1,000,000 in the purchase of our Convertible Debentures, Fountainhead Capital Partners Limited executed an Assignment of Rights under Warrant and Under Option Agreement to assign to Regent Private Capital, LLC 50% interest in Fountainhead Capital Partners Limited’s rights, title and interest in the abovementioned Option Agreement, the warrant to purchase shares at $.50 per share and the warrant under the Option Agreement. By reason of this assignment, Fountainhead Capital Partners Limited assigned to Regent Private Capital, LLC the rights under the warrant to acquire 50% of the underlying securities issuable on exercise of the warrant and 50% of the rights to make future investment in the Company. On April 15, 2008, Fountainhead Capital Partners Limited assigned Warrants to purchase 60,445 shares of the Company’s common stock to La Pergola Investments Limited. This warrant was determined to be an embedded derivative in connection with the related convertible debenture and was valued under the Black-Scholes Model. The fair value of the warrant was used to reduce the carrying value of the related debenture and the difference was recorded as a discount on the debenture. The discount and the fair value of the warrant are both being amortized over the expected life of the warrant

In consideration for providing consulting services to us, we granted to GC Advisors LLC two warrants to purchase an aggregate of 192,576 shares of our common stock each for a purchase price of $.135 per share. One warrant expires on January 9, 2009 and the other on January 9, 2010. This warrant was fair valued under the Black-Scholes Model. The fair value of the warrant is being amortized over the expected life of the warrant.

In consideration for being our strategic business advisor, we issued to Martin Magida a warrant to purchase up to 160,480 shares of our common stock at $.24 per share. The warrant is valid from September 1, 2007 for a period of five years. This warrant was fair valued under the Black-Scholes Model. The fair value of the warrant is being amortized over the expected life of the warrant.

In consideration for purchasing our shares, we issued to George Kivotidis a warrant to purchase up to 4,000 shares of our common stock at $.50 per share. The warrant is valid from November 6, 2007 for a period of three years. This warrant was fair valued under the Black-Scholes Model. The fair value of the warrant is being amortized over the expected life of the warrant.

In consideration for providing advisory services, we issued to Robert Guinta is a holder of a warrant to purchase up to 160,480 shares of the Company’s common stock at $.24 per share. The warrant is valid from September 1, 2007 for a period of five years. The warrant is valid from November 6, 2007 for a period of three years. The fair value of the warrant is being amortized over the expected life of the warrant.

Options

On December 14, 2006, we entered into an Option Agreement with Fountainhead Capital Partners Limited which granted to Fountainhead Capital Partners Limited an option to invest up to $1,850,000 within three years from December 14, 2006 in exchange for up to 5,652,954 shares of our common stock and warrants to convert to 3,017,409 shares of our common stock. This option was fair valued under the Black-Scholes Model. The fair value of the option is being amortized over the expected life of the option.

In consideration of Regent Private Capital, LLC agreeing to invest $1,000,000 in the purchase of our Convertible Debentures, Fountainhead Capital Partners Limited executed an Assignment of Rights under Warrant and Under Option Agreement to assign to Regent Private Capital, LLC 50% interest in Fountainhead Capital Partners Limited’s rights, title and interest in the abovementioned Option Agreement, the warrant to purchase shares at $.50 per share and the warrant under the Option Agreement. By reason of this assignment, Fountainhead Capital Partners Limited assigned to Regent Private Capital, LLC the rights under the warrant acquire 50% of the underlying securities issuable on exercise of the warrant and 50% of the rights to make future investment in the Company. This option was fair valued under the Black-Scholes Model. The fair value of the option is being amortized over the expected life of the option.

Each of Kenneth Coviello and Heather Jensen entered into a stock option agreement with the Company dated February 15, 2008. Pursuant to the said stock option agreements, each of Kenneth Coviello and Heather Jensen was granted an option to purchase 500,000 shares of common stock of the Company at an exercise price of $.135 per share. The option shall vest 33 1/3% on each of the first, second and third anniversary of the grant and shall expire February 12, 2018. This option was fair valued under the Black-Scholes Model. The fair value of the option is being amortized over the expected life of the option.

Dr. Ezriel E. Kornel entered into a consulting agreement with us on January 10, 2006. Pursuant to the consulting agreement, in consideration for acting as our consultant, Dr. Kornel received options to acquire 240,720 shares of our common stock at a price of $.25 per share. The term of the agreement is for three years. This option was fair valued under the Black-Scholes Model. The fair value of the option is being amortized over the expected life of the option.

Dr. David Langer entered into an amended and restated consulting agreement with the Company on December 11, 2006. Pursuant to the agreement, Dr. Langer agreed to provide us certain consulting services, which include the role of our Chief Medical Advisor, assistance in the analysis, preparation, submission, publication and presentation of scientific data in relation to our research efforts and sales and marketing efforts. In consideration of such consulting services, Dr. Langer received options to acquire 320,960 shares of the Company’s common stock at a price of $.25 per share. The agreement will terminate April 15, 2009. This option was fair valued under the Black-Scholes Model. The fair value of the option is being amortized over the expected life of the option.

Dr. Donald O’Rourke entered into a consulting agreement with us on January 18, 2008. Pursuant to the consulting agreement, Dr. O’Rourke shall provide consulting or advisory services on an as needed basis, to guide us in making important strategic decisions and to evaluate our strategic plans and decisions, research and/or development activities and results, competitive positions and/or other scientific and/or technical issues. In consideration for providing such services, Dr. O’Rourke was granted an option to purchase 50,000 shares of the Company’s common stock at $.50 per share. This option was fair valued under the Black-Scholes Model. The fair value of the option is being amortized over the expected life of the option.

37.
Tell us what the “B/S Value” represents in the table on page F-l1. Tell us whether these amounts are presented on your balance sheet and, if so, tell us where they are presented. Explain to us what the $22,891 and $7,333 “B/S Value” related to the Fountainhead Capital and David Salomon convertible debentures represent.

Response:

B/S value represents the fair value as computed using the Black Scholes Model as referred to in our discussion in item 34. The values referred to in your comment have subsequently been revised in the latest filing and those amounts are no longer included.

Note 7: Restatement of Financial Data as of December 31. 2007, page F-12

38.
Please revise the note to clearly describe each of the errors being corrected. Explain how you previously accounted for the item and state the correct accounting now being applied. Specifically address the errors being corrected for fiscal 2006 and show how they add up to the total adjustment of $117,476. See paragraph 26 of SFAS 154.

Response:

The number “$117,476” was a typographical error. That number should have been $1,424, which represented the write-off of previously capitalized organizational expenses. This has been corrected in the 2nd Amendment. The net result of the correction was that the “As Restated” Selling General and Administrative expense is $327,941 and the “As Restated” Total cost and expenses and Net Loss is $486,764.

Interim Financial Statements for the period ended March 31, 2008, page F-l5 to F-23

39.	Please see the comments issued above relating to the audited financial statements and apply them to the interim financial statements as appropriate.

Response:

All adjustments and corrections as reflected in the prior comments have been applied to the June 30, 2008 interim financial statements.

40.
Please revise the interim financial statements as of and for the period ended March 31, 2008 to include a statement of stockholders’ equity that presents roll-forward of members capital/stockholders’ equity from date-of-inception (June 5, 2005) through March 31, 2007, as required by paragraph 11 of SFAS 7.

Response:

A statement of stockholders equity for the entire period has been included in the revised financial statements.

Exhibit 5.1

41.
We note your response to prior comment 70. We note that your new opinion is dated March 17, 2008. In a future filing, please file a pre-effective amendment updating this opinion on a date just prior to your going effective with this registration statement.

Response:

Noted.

Exhibit 23

42.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response:

Noted.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Benjamin A. Tan, Esq.